UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Woodward, Inc.

(Exact name of registrant as specified in its charter)

Delaware	0-8408	36-1984010
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

1000 East Drake Road, Fort Collins, Colorado	80525
(Address of principal executive offices)	(Zip Code)

A. Christopher Fawzy (970) 482-5811

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Woodward, Inc. (the “Company,” “Woodward,” “we,” “us” or “our”) is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 for the reporting period from January 1, 2015 to December 31, 2015 (the “Reporting Period”).

Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain conflict minerals (as defined below) are necessary to the functionality or production of such products. As defined in Form SD and as used herein, “conflict minerals” means: (i)(a) columbite-tantalite (or coltan), (b) cassiterite, (c) gold and (d) wolframite, or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an “adjoining country” as defined in Form SD (collectively, the “Covered Countries”). Our operations, including the operations of our consolidated subsidiaries, may at times manufacture, or contract to manufacture, products for which conflict minerals are necessary to the functionality or production of those products. Woodward primarily serves the aerospace market and industrial market. Products we manufacture or contract to manufacture in the aerospace market include fuel pumps, metering units, actuators, air valves, specialty valves, fuel nozzles, and thrust reverser actuation systems for turbine engines and nacelles; as well as flight deck controls (auto throttles, rudder pedal assembles, flight control assemblies), actuators, servocontrols, motors and sensors for aircraft. Products we manufacture or contract to manufacture in the industrial market include power converters, actuators, valves, pumps, injectors, solenoids, ignition systems, governors, electronics and devices that measure, communicate and protect low and medium voltage electrical distribution systems. Some of these products contain one or more conflict minerals, in particular:

•	All of the product families listed, except for valves, nozzles, injectors and some pumps, contain (or physically are) electronics, motors and/or sensors. These product families will contain, at a minimum, tin in the lead/tin solder that fastens electronic components to printed circuit boards and tantalum in certain families of capacitors used in printed circuit board assemblies within those product families.

•	Gold is used in the plating of connectors and contacts in many of the electronics within our product families.

•	Finally, items in all of Woodward product families use a variety of steels, which contain tiny amounts of tungsten as part of their material recipe.

These determinations lead to Woodward’s requirement to conduct a reasonable country of origin inquiry (“RCOI”) in accordance with Rule 13p-1.

Woodward developed its initial good faith RCOI process in calendar year 2013 to support our 2013 SEC reporting requirement in May 2014 (references to whole years refer to calendar years). The RCOI process, while highly manual, was designed to conform to the Organisation for Economic Co-operation and Development’s (“OECD”) framework, “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas”, Second Edition (“OECD Guidelines”). We further refined our RCOI process during the second half of 2014 and throughout 2015 by focusing on the elimination of duplicate supplier records and grouping multiple business groups within a common corporation. We also enhanced our RCOI process through a supplier record selection process based on spend during a specified calendar interval and by joining the Conflict Free Sourcing Initiative (“CSFI”) in December 2015, gaining access to their extensive database of smelters or refiners (“SOR”), SOR audit records, and the mine of origin data that CFSI has been able to acquire during their SOR audits. We added additional resources in mid-2015 and again at the start of 2016 to support our manual RCOI process for the 2015 reporting period. We have engaged and are in the process of implementing a product material compliance application platform to automate our RCOI efforts in the future.

RCOI

As noted above, some of the products Woodward manufactures contain one or more conflict minerals. Woodward does not purchase conflict minerals directly from mines, smelters or refiners. Rather, the Company sources products containing conflict minerals from its suppliers. In accordance with the OECD Guidelines, the Company relies on its suppliers to provide information regarding the origin of conflict minerals included in supplied products, including, where possible, the smelters or refiners of the conflict minerals.

Supplier Categorization

In connection with the preparation of the Form SD and associated Conflict Minerals Report, we create a master supplier list of direct suppliers who provide items or services directly used in items that Woodward manufactures or contracts to manufacture. Such suppliers are classified as either direct non-distribution suppliers, who fabricate custom designed items to either Woodward specification or supplier-engineered specifications, or direct distribution suppliers, who source items from multiple Original Equipment Manufacturers (“OEMs”), typically in the nature of a commercial item or items manufactured to standard government specifications. Direct distribution suppliers do not manufacture or contract to manufacture, nor do they influence the functionality or content of the items they obtain from OEMs and provide to their customers. Woodward relies on the efforts and activities of professional societies such as IPC – Association Connecting Electronics Industries, which provides a leading role in the conflict minerals efforts of the electronics and electronics distribution industries, to establish and maintain the principal mechanisms for obtaining OEM distribution component conflict minerals status from our first tier distribution suppliers.

Suppliers that contribute items or services only for Woodward’s internal operations and infrastructure, and are not incorporated into items that Woodward manufactures or contracts to manufacture, are not included in the Company’s conflict minerals reporting.

Relevant Supplier Identification

In 2015, Woodward used a single SAP application, Business Objects (“BObj”), to filter and extract relevant supplier records from both of our business systems. The BObj report allowed us to specifically select direct suppliers with spend during a specified time interval, in this case, November 1, 2014 through October 31, 2015. Since one SEC Final Rule reporting requirement is to consider only items introduced into the stream of commerce during a given calendar year, we determined a setback interval for supplier parts receipts. More specifically, a certain minimum time interval is required from receipt of supplier parts to their use in the assembly of an end item, internal testing of that end item, and customer acceptance tests or inspections of the end item prior to its shipment. While those assembly and test durations vary with the complexity of the end item and customer requirements, Woodward is using 2 months to reflect a typical duration and is basing this standard setback interval from its more than 140 years of business experience. Therefore, November 1, 2014 through October 31, 2015 defines the interval for receipt of new supplier parts that can be incorporated into Woodward’s calendar year 2015 shipments. We also include suppliers of our existing inventory at the start of the calendar year.

Woodward generated its first supplier inquiry list for 2015 in early June, 2015, covering the period November 1, 2014 through May 31, 2015, which resulted in 2623 relevant supplier records.

Woodward Conflict Minerals Data Requests and Supplier Responses

Woodward sent its initial 2015 data request to these 2623 suppliers on June 10, 2015, requesting both Conflict Minerals Reporting Templates (“CMRTs”) and the contact data for both their Conflict Minerals point of contact (“POC”) and their overall materials compliance POC. We also requested that suppliers identify if they had a parent company, their parent company contact data if applicable, and whether their conflict minerals reporting was from a corporate or business group level. Follow-up inquiries were sent to current non-respondents in August, 2015, November, 2015, and March, 2016. Three other sets of inquiries were sent during March, 2016 to confirm and complete subsidiary relationships for previous CMRT receipts indicating such relationships, and to target suppliers that returned unrecognized e-mail address flag responses to our initial inquiry. As of April 1, 2016, Woodward had received responses from 1,571 out of 2623 suppliers (59.9%), 1230 (46.7%) of which provided a CMRT. Of the CMRTs provided, 1090 (41.6% of total responses) were valid (valid indicates Excel file CMRT with no checker-tab-indicated errors) and 438 (16.7% of total responses) were version 4.0 or higher.

Woodward generated a follow-up supplier inquiry list covering the period June 1, 2015 through October 31, 2015 to cover its entire calendar year 2015 reporting interval. We sent initial CMRT requires to the resulting 40 additional suppliers in early April, 2016.

Supplier Response Assessment

Using a highly manual due diligence process conforming to the 5-step due diligence process specified in the OECD guidelines, and as discussed in Exhibit 1.01 to this form SD, Woodward categorized, verified and identified supplier CMRTs for consideration in our company roll-up CMRT and those CMRTs indicating that additional supplier follow-up was required. We continue to research tin usage in non-obvious materials, which in 2015 enabled us to flag and question several supplier assertions of no tin usage in the components or materials they provide us. The CMRTs that passed the assessment process were manually combined into a preliminary Woodward company level CMRT.

Based reasonable country of origin inquiry, Woodward has reason to believe that necessary conflict minerals in its products may have originated in the Democratic Republic of the Congo or an adjoining country and has reason to believe that they may not be from recycled or scrap sources. Therefore Woodward has undertaken a due diligence process to determine the source and chain of custody of its conflict minerals. As a result of this due diligence process, the Company has determined that it is required to file a Conflicts Minerals Report, a copy of which is filed as Exhibit 1.01 to this Form SD. Our Conflict Minerals Report is also publicly available as a document link at http://www.woodward.com/SocialResponsibility.aspx. The content on any web site referred to in this Form SD is not incorporated by reference into this Form SD unless expressly noted.

RCOI IMPROVEMENT ACTIONS CONTINUING OR PLANNED

Woodward has begun implementation, or intends to begin implementation in 2016 or 2017, of the following improvement actions:

•	We plan to implement and begin using our selected product material compliance application platform to automate our RCOI efforts

•	We intend to continue researching the extensive use of tin as a component in a wide variety of non-obvious materials, to further assess if such materials are contained within Woodward products, and using this information to facilitate and/or validate the correctness of supplier sourcing information.

•	We will begin assessing and determining any infrastructure updates and process modifications required to support initial part level CMRT requests. Our goal is to provide each supplier a complete list of those parts Woodward purchased from them in a specified November through October 12-month interval, so as to eliminate any ambiguity in the request / response process.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this Form SD.

Exhibit 1.01 – Conflict Minerals Report of Woodward, Inc., for the year ended December 31, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Woodward, Inc.
(Registrant)

/s/ A. Christopher Fawzy		May 31, 2016
By:	A. Christopher Fawzy Corporate Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer	(Date)

EXHIBIT INDEX

Exhibit No.	Description

1.01	Conflict Minerals Report of Woodward, Inc., for the year ended December 31, 2015.

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